KRAMER LEVIN NAFTALIS & FRANKEL LLP

                              919 THIRD AVENUE

                        NEW YORK, N.Y. 10022 - 3852

                              (212) 715 - 9100

                                                                     FAX
                                                                (212) 715-8000
                                                                     ------
                                                               WRITER'S DIRECT
                                                                    NUMBER
                                                                (212) 715-9149


                                        January 10, 2005

VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

            Re:   iVoice Technology, Inc.
                  Registration Statement on Form SB-2
                  SEC File No. 333-120490
                  -----------------------

Ladies and Gentlemen:

      On behalf of our client, iVoice Technology, Inc. (the "Company"), we attach herewith for filing with the Securities and Exchange Commission (the "Commission") via EDGAR Amendment No. 1 to the Company's Registration Statement on Form SB-2.

      We are also filing a Memorandum of Compliance in response to the comments from the staff of the Commission, with respect to the Registration Statement on Form SB-2 which was filed via EDGAR with the Commission on November 15, 2004. Amendment No. 1 to the Registration Statement on Form SB-2 contains changes made in response to such comments, as well as other updates and minor changes.

      In addition, we are sending courtesy copies of the registration statement under separate cover to the persons copied below.

      If you have any questions, please call the undersigned at (212) 715-9149 or Scott S. Rosenblum at (212) 715-9411.


                                    Sincerely,


                                    /s/ Marilyn Feuer

cc:   Mark P. Shumann, Esq.
      Daniel Lee, Esq.
      Barbara Jacobs, Esq.
      Maureen Bauer
      Tia Jenkins
      Jerome Mahoney
      Scott S. Rosenblum, Esq.